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                             June 13, 2024

       Yujun Xiao
       Chief Executive Officer
       HUHUTECH International Group Inc.
       3-1208 Tiananzhihui Compound
       228 Linghu Road
       Xinwu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

                                                        Re: HUHUTECH
International Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 3, 2024
                                                            File No. 333-270958

       Dear Yujun Xiao:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024, letter.

       Amendment No. 3 to Form F-1

       General

   1. We note your revisions in response to our prior comment 3. In some instances, it appears these revisions removed
updates and reinstated earlier disclosure which does not reflect legislative and other
developments that have occurred to date. Accordingly, please further revise your disclosure
to reflect appropriate updates, including the following items:

                                                              Your discussion
of the Holding Foreign Companies Accountable Act should reflect the amendments of
the Consolidated Appropriations Act, 2023, and related
                                                            regulations.
Include that trading in your securities may be prohibited under the
                                                            Holding Foreign
Companies Accountable Act, as amended by the Consolidated
 Yujun Xiao
HUHUTECH International Group Inc.
June 13, 2024
Page 2
              Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

                Revise disclosure that refers to past events in the future tense (for example, and without limitation, "The SEC will begin to identify and list Commission-Identified
              Issuers on its website shortly after registrants begin filing their annual reports for
              2021" and "The PCAOB . . . is making plans to resume regular inspections in early
              2023").

                Revise disclosure indicating that approval of the CSRC or other PRC authorities is not required (for example, on pages 15, 29, and 32) for consistency with disclosure elsewhere indicating that you have applied for and received CSRC approval in connection with your listing.

                Update disclosure on page 64 regarding cash transfers between the holding company and its subsidiaries to additionally refer to the year ended December 31, 2023.
2.       We note disclosure that your PRC subsidiaries have obtained
"substantially all"
         permissions and approvals required for your operations. Please revise your disclosure to describe each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Without limitation, your disclosure should specifically address the approval of the Ministry of Commerce related to the reorganization that was completed on January 14, 2022, which is referenced on page 92.
Signatures, page II-6

3. Please revise to identify the individual(s) signing in the capacities of your principal financial officer and accounting officer or controller. Please also note that the registration statement should be signed by the majority of your board of directors. Refer to the
         Instructions to Signatures on Form F-1.
Exhibits
FirstName LastNameYujun Xiao
4. We note that your Management section identifies several director nominees. Please file
Comapany   NameHUHUTECH
       consents for the director International Group Inc.
                                 nominees as exhibits to your registration
statement. Refer to Rule
       438 of Regulation
June 13, 2024 Page 2      C.
FirstName LastName
 Yujun Xiao
FirstName  LastNameYujun     Xiao Inc.
HUHUTECH      International Group
Comapany
June       NameHUHUTECH International Group Inc.
     13, 2024
June 13,
Page 3 2024 Page 3
FirstName LastName
       Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Yarona L. Yieh